Paris, June 1, 2006
Vivendi Resolves Tax Dispute Over DuPont Shares
Vivendi announced today that it has reached an agreement with the Internal Revenue Service (IRS) bringing to a close their dispute concerning the amount of tax due on the redemption of DuPont shares in April 1995.
The IRS, which contested the tax treatment applied by Seagram at the time, demanded payment of $1.5 billion in tax plus interest accumulated since 1995.
The agreement reached with the IRS provides for Vivendi to pay a total of $686 million (including tax of $284 million and interest of $402 million) in full settlement of the dispute.
As a result of this settlement, Vivendi will be able to eliminate the deferred tax liability previously established in connection with this matter, i.e. $1,847 million recorded on the Group’s balance sheet as of December 31, 2005.
In addition, under the terms of the agreement with the IRS, the 16.4 million DuPont shares still held by Vivendi may be sold freely, subject to regular capital gains tax provisions. For example, if these shares were sold at a share price of $42.15 (closing price on May 30, 2006), the pre-tax proceeds of the sale would amount to $700 million and all capital gains on the sale would be fully covered by the deductible portion of the settlement payment and Vivendi’s US tax loss carry forwards.
Important Disclaimer:
This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi with the U.S. Securities and Exchange Commission at www.sec.gov and with the French Autorité des Marchés Financiers at www.amf-france.org or directly from Vivendi. Vivendi does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.